SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ROCKY MOUNTAIN FUDGE COMPANY, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

774702 203
(CUSIP Number)

Steven D. Moulton
4596 Russell Street, Salt Lake City, Utah 84117
(801)  230-1807
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   774702 203

(1)	Names of reporting persons:
JACOB COLBY

(2)	Check the appropriate box if a member of a group (see instructions):
(a) [ ]
(b) [X]

(3)	SEC use only

(4)	Source of funds (see instructions):
PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
None

(6)	Citizenship or place of organization:
United States

Number of shares beneficially owned by each reporting person with:

(7)	Sole Voting Power:	2,000,000
(8)	Shared Voting Power:	0
(9)	Sole Dispositive Power:	2,000,000
(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
No shares are excluded.

(13)	Percent of Class Represented by Amount in Row (11):
24.2%

(14)	Type of Reporting Person (See Instructions):
IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share, of Rocky Mountain Fudge Company, Inc., a Nevada corporation, 4596 Russell Street, Salt Lake City, Utah 84117, and is being filed by JACOB COLBY.

Item 2.	Identity and Background

a.	Name; JACOB COLBY

b.	Residence or business address; 4596 Russell Street, Salt Lake City, Utah 84117

c.	Present principal occupation or employment;
Mr. Colby is currently enrolled as a student at Salt Lake Community College and serves as a director of Rocky Mountain Fudge Company, Inc.

d.	Legal proceedings pursuant to Item 2(d);
None

e.	Legal proceedings pursuant to Item 2(e);
None

f.	Citizenship;
USA

Item 3.	Source and Amount of Funds or Other Consideration

Consideration for the purchase of Common Stock of $25,000 was paid by the personal funds of the reporting person

Item 4.	Purpose of Transaction

The sole purpose of the purchase of shares was to make an investment in Rocky Mountain Fudge Company, Inc., of which the reporting person serves as a director.

Item 5.	Interest in Securities of the Issuer

a.
Amount Beneficially Owned;   As of the date hereof, Jacob Colby owns 2,00,000 shares (approximately 24.2%) of the outstanding shares of Common Stock.  In connection with the acquisition of these shares, Mr. Colby did not (and does not) have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D or to in any way affect the control, management or other aspects of Rocky Mountain Fudge Company, Inc.

b.	Number of shares as to which such person has:

Sole power to vote or to direct vote:	2,000,000 shares.
Shared power to vote or to direct the vote:	0
Sole power to dispose or to direct the disposition of:	2,000,000 shares.
Shared power to dispose or to direct the disposition of:	0.

c.	None.

d.	Not applicable.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements or understandings that the reporting person has with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 27, 2010

/S/ Jacob Colby
Jacob Colby

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).